SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                                 Commission File Number: 1-7832

(Check one):  [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
[ ] Form N-SAR

     For period ended November 25, 1995

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the transition period ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

     Full name of registrant: Pier 1 Imports, Inc.

     Former name if applicable:  N/A

     Address of principal executive office:  301 Commerce Street, Suite 600
                                             Fort Worth, Texas 76102


PART II - RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be  eliminated without unreasonable effort or expense;
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be
[X]-|     filed on or before the 15th calendar day following the prescribed due
    |     date; or the subject quarterly report or transition report on Form
    |     10-Q, or portion thereof will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     After the end of the registrant's 3rd fiscal quarter, but prior to filing its Form 10-Q for the quarter, the registrant discovered and announced an approximate $20 million non-recurring loss resulting from inappropriate trading activities relating to a part of the registrant's excess cash and short-term investments. The registrant is unable to complete its investigation of the matter and determine the appropriate accounting treatment for the loss prior to the prescribed time period to file the Form 10-Q.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

               J. Rodney Lawrence       (817) 878-8000

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).  [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?  [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonably estimate of the results cannot be made.

     On December 26, 1995, the registrant announced a non-recurring loss of approximately $20 million as a result of inappropriate trading activities relating to a part of the registrant's excess cash and short-term investments. The registrant has not determined the appropriate accounting treatment for the loss, including the period during which the loss should be reflected.


                             PIER 1 IMPORTS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 9, 1996
                                        PIER 1 IMPORTS, INC.


                                        By /s/ J. Rodney Lawrence
                                           J. Rodney Lawrence
                                           Senior Vice President